CMG SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Deposit with clearing firm	$	1,000,000
Due from clearing firm		4,271,834
Payroll tax receivable		27,254
Fixed assets, net of accumulated depreciation of $16,570		57,482
Right-of-Use asset		328,397
Security deposit		10,720
Prepaid expense		25,385
Total assets	$	5,721,072

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	110,370
Lease payable		328,397
Total liabilities		438,767
Member's Equity		5,282,305
Total liabilities and member's equity	$	5,721,072